SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(b)

(Amendment No. 1)*

YOUKU INC.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

G9876M106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON 1Verge Holdings Ltd. (“1Verge”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time), all of which are directly held by 1Verge, except that each of 1Look Holdings Ltd. (“1Look”) and Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC (collectively, the “Chengwei Funds”), the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Ventures Evergreen Management, LLC (“Chengwei Management”), the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time), all of which are directly held by 1Verge, except that each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,773,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.4%[2]
12	TYPE OF REPORTING PERSON PN

[1]

Consists of 626,773,149 Class B ordinary shares directly held by 1Verge. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and Class A ordinary shares are not convertible into Class B ordinary shares. Each Class B ordinary share is entitled to three votes per share, whereas each Class A ordinary share is entitled to one vote per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights as noted above.

[2]	Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON 1Look Holdings Ltd. (“1Look”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

645,023,149 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 18,250,000 shares (represented by 18,250,000 Class B ordinary shares, which may be converted into 18,250,000 Class A ordinary shares at any time) are directly held by 1Look. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge. Victor Wing Cheung Koo, the sole shareholder of 1Look, may be deemed to have sole voting power with respect to the shares directly held by 1Look.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

645,023,149 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 18,250,000 shares (represented by 18,250,000 Class B ordinary shares, which may be converted into 18,250,000 Class A ordinary shares at any time) are directly held by 1Look. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge. Victor Wing Cheung Koo, the sole shareholder of 1Look, may be deemed to have sole dispositive power with respect to the shares directly held by 1Look.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,023,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.0%[2]
12	TYPE OF REPORTING PERSON OO

[1]	Consists of 626,773,149 Class B ordinary shares directly held by 1Verge and 18,250,000 Class B ordinary shares directly held by 1Look.
[2]	Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

627,215,534 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 442,385 shares (represented by 442,385 Class B ordinary shares, which may be converted into 442,385 Class A ordinary shares at any time) are directly held by Chengwei Partners, L.P. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge. Chengwei Management, the general partner of Chengwei Partners, L.P.; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole voting power with respect to the shares directly held by Chengwei Partners, L.P.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

627,215,534 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 442,385 shares (represented by 442,385 Class B ordinary shares, which may be converted into 442,385 Class A ordinary shares at any time) are directly held by Chengwei Partners, L.P. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge. Chengwei Management, the general partner of Chengwei Partners, L.P.; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole dispositive power with respect to the shares directly held by Chengwei Partners, L.P.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,215,534[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.4%[2]
12	TYPE OF REPORTING PERSON PN

[1]	Consists of 626,773,149 Class B ordinary shares directly held by 1Verge and 442,385 Class B ordinary shares directly held by Chengwei Partners, L.P.
[2]	Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Ventures Evergreen Fund, L.P. (“Chengwei Evergreen L.P.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

639,701,030 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 12,927,881 shares (represented by 12,927,881 Class B ordinary shares, which may be converted into 12,927,881 Class A ordinary shares at any time) are directly held by Chengwei Evergreen L.P. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge. Chengwei Management, the general partner of Chengwei Evergreen L.P.; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole voting power with respect to the shares directly held by Chengwei Evergreen L.P.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

639,701,030 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 12,927,881 shares (represented by 12,927,881 Class B ordinary shares, which may be converted into 12,927,881 Class A ordinary shares at any time) are directly held by Chengwei Evergreen L.P. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge. Chengwei Management, the general partner of Chengwei Evergreen L.P.; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole dispositive power with respect to the shares directly held by Chengwei Evergreen L.P.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,701,030[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.8%[2]
12	TYPE OF REPORTING PERSON PN

[1]	Consists of 626,773,149 Class B ordinary shares directly held by 1Verge and 12,927,881 Class B ordinary shares directly held by Chengwei Evergreen L.P.
[2]	Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Ventures Evergreen Advisors Fund, LLC (“Chengwei Evergreen LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

627,941,627 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 1,168,478 shares (represented by 1,168,478 Class B ordinary shares, which may be converted into 1,168,478 Class A ordinary shares at any time) are directly held by Chengwei Evergreen LLC. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge. Chengwei Management, the managing member of Chengwei Evergreen LLC; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole voting power with respect to the shares directly held by Chengwei Evergreen LLC.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

627,941,627 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 1,168,478 shares (represented by 1,168,478 Class B ordinary shares, which may be converted into 1,168,478 Class A ordinary shares at any time) are directly held by Chengwei Evergreen LLC. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge. Chengwei Management, the managing member of Chengwei Evergreen LLC; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole dispositive power with respect to the shares directly held by Chengwei Evergreen LLC.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,941,627[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.4%[2]
12	TYPE OF REPORTING PERSON OO

[1]	Consists of 626,773,149 Class B ordinary shares directly held by 1Verge and 1,168,478 Class B ordinary shares directly held by Chengwei Evergreen LLC.
[2]	Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Chengwei Ventures Evergreen Management, LLC (“Chengwei Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

641,311,893 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 14,538,744 shares (represented by 14,538,744 Class B ordinary shares, which may be converted into 14,538,744 Class A ordinary shares at any time) are directly held by the Chengwei Funds. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge. Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole voting power with respect to the shares directly held by the Chengwei Funds.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

641,311,893 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 14,538,744 shares (represented by 14,538,744 Class B ordinary shares, which may be converted into 14,538,744 Class A ordinary shares at any time) are directly held by the Chengwei Funds. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge. Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole dispositive power with respect to the shares directly held by the Chengwei Funds.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,311,893[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.8%[2]
12	TYPE OF REPORTING PERSON OO

[1]	Consists of 626,773,149 Class B ordinary shares directly held by 1Verge and 14,538,744 Class B ordinary shares directly held by the Chengwei Funds.
[2]	Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Victor Wing Cheung Koo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

645,023,149 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 18,250,000 shares (represented by 18,250,000 Class B ordinary shares, which may be converted into 18,250,000 Class A ordinary shares at any time) are directly held by 1Look. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge. Victor Wing Cheung Koo, the sole shareholder of 1Look, may be deemed to have sole voting power with respect to the shares directly held by 1Look.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

645,023,149 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 18,250,000 shares (represented by 18,250,000 Class B ordinary shares, which may be converted into 18,250,000 Class A ordinary shares at any time) are directly held by 1Look. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge. Victor Wing Cheung Koo, the sole shareholder of 1Look, may be deemed to have sole dispositive power with respect to the shares directly held by 1Look.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,023,149[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.0%[2]
12	TYPE OF REPORTING PERSON IN

[1]	Consists of 626,773,149 Class B ordinary shares directly held by 1Verge and 18,250,000 Class B ordinary shares directly held by 1Look.
[2]	Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

CUSIP No. G9876M106

1	NAME OF REPORTING PERSON Ye Sha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

641,311,893 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 14,538,744 shares (represented by 14,538,744 Class B ordinary shares, which may be converted into 14,538,744 Class A ordinary shares at any time) are directly held by the Chengwei Funds. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared voting power with respect to the shares directly held by 1Verge. Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole voting power with respect to the shares directly held by the Chengwei Funds.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

641,311,893 shares, of which 626,773,149 shares (represented by 626,773,149 Class B ordinary shares, which may be converted into 626,773,149 Class A ordinary shares at any time) are directly held by 1Verge, and 14,538,744 shares (represented by 14,538,744 Class B ordinary shares, which may be converted into 14,538,744 Class A ordinary shares at any time) are directly held by the Chengwei Funds. Each of 1Look and Chengwei Funds, the shareholders of 1Verge; Victor Wing Cheung Koo, the sole shareholder of 1Look; Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have shared dispositive power with respect to the shares directly held by 1Verge. Chengwei Management, the general partner or managing member of the Chengwei Funds; and Ye Sha, the managing director of Chengwei Management, may be deemed to have sole dispositive power with respect to the shares directly held by the Chengwei Funds.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,311,893[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.8%[2]
12	TYPE OF REPORTING PERSON IN

[1]	Consists of 626,773,149 Class B ordinary shares directly held by 1Verge and 14,538,744 Class B ordinary shares directly held by the Chengwei Funds.
[2]	Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

Item 1	(a).	Name of Issuer:

Youku Inc. (the “Company”)

I.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at: 11/F, SinoSteel Plaza 8 Haidian Street Beijing 100080 The People’s Republic of China

Item 2	(a).	Name of Person Filing:

This statement is being filed on behalf of the following parties (collectively, the “Reporting Persons”): (1) 1Verge Holdings Ltd., a British Virgin Islands company (“1Verge”); (2) 1Look Holdings Ltd., a British Virgin Islands company (“1Look”); (3) Chengwei Partners, L.P., a Cayman Islands limited partnership, Chengwei Ventures Evergreen Fund, L.P., a Cayman Islands limited partnership (“Chengwei Evergreen L.P.”) and Chengwei Ventures Evergreen Advisors Fund, LLC, a Cayman Islands company (“Chengwei Evergreen LLC”, and collectively with Chengwei Partners, L.P. and Chengwei Evergreen L.P., the “Chengwei Funds”); (4) Chengwei Ventures Evergreen Management, LLC, a Cayman Islands company (“Chengwei Management”); (5) Victor Wing Cheung Koo, a citizen of Hong Kong; and (6) Ye Sha, a citizen of P.R. China.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business office for each of 1Verge, the Chengwei Funds and Ye Sha is:

c/o Suite C, No. 33

Lane 672 Changle Road

Shanghai 200040

P.R. China

The principal business office for Chengwei Management is:

c/o Chengwei Ventures Management, LLC

58 West Portal Av. #146

San Francisco, CA 94127

United States

The principal business office for each of 1Look and Victor Wing Cheung Koo is:

11/F, SinoSteel Plaza

8 Haidian Street

Beijing 100080

The People’s Republic of China

Item 2	(c)	Citizenship:

See Item 2(a) above.

Item 2	(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time.

Item 2	(e).	CUSIP Number:

G9876M106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The information required by Item 4(a) – (c) and set forth in rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) held by each Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares owned by the Reporting Person. The percentages of ownership set forth in row 11 of the cover page for each Reporting Person is based on 1,437,520,311 Class A ordinary shares outstanding as of December 31, 2011.

As of December 31, 2011, the aggregate voting power of 1Verge is 55.0%. The aggregate voting power represents voting power of 626,773,149 Class B ordinary shares directly held by 1Verge with respect to the aggregate voting power represented by all outstanding shares of the Class A and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary share is entitled to three votes per share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

1Verge Holdings Ltd.	By:	/s/ Victor Wing Cheung Koo
	Name:	Victor Wing Cheung Koo
	Title:	Director

1Look Holdings Ltd.	By:	/s/ Victor Wing Cheung Koo
	Name:	Victor Wing Cheung Koo
	Title:	Sole Director

Chengwei Partners, L.P.	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Chengwei Ventures Evergreen Fund, L.P.	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Chengwei Ventures Evergreen Advisors Fund, LLC	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Chengwei Ventures Evergreen Management, LLC	By:	/s/ Aline Moulia
	Name:	Aline Moulia
	Title:	Authorized Signatory

Victor Wing Cheung Koo	/s/ Victor Wing Cheung Koo
Victor Wing Cheung Koo

Ye Sha	/s/ Ye Sha
Ye Sha

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement